Exhibit 99.1

Foresight Completes Successful Trial of Cellular-Based
Eye-Net™ Solution as Part of Ashdod Smart Mobility Living Lab Project with NoTraffic Ltd.

The trial examined integration and interfacing of Foresight’s cellular-based accident prevention solution with smart infrastructure in the city of Ashdod.

Ness Ziona, Israel – June 4, 2018 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems and V2X (vehicle to everything) cellular-based solutions, announced today, in collaboration with the city of Ashdod and NoTraffic Ltd., that is has successfully completed a controlled trial of its Eye-Net™ accident prevention solution. Eye-Net™ is a V2X cellular-based accident prevention solution, designed to provide pre-collision alerts in real time to pedestrians and vehicles by using smartphones and relying on existing cellular networks.

The trial was conducted at a central intersection in Ashdod, a city in the center of Israel, and was carried out in collaboration with NoTraffic Ltd., which develops traffic management systems for cities based on a network of sensors deployed at intersections with traffic lights. Supervision was provided by BWR (Blue and White Robotics) as part of the Ashdod Smart Mobility Living Lab project, and the trial was carried out with the support of the Ministry of Transport and the Ayalon Highway company as part of the national plan to promote smart transportation. The purpose of the trial was to integrate innovative technologies designed for smart cities, while creating a reliable communication channel between road users and smart infrastructure. During the trial, Foresight tested its Eye-Net™ system in various scenarios and integrated it with the NoTraffic smart system installed at the intersection.

In the first part of the trial, several accident-simulated scenarios including vehicles and/or a pedestrian were performed. In all cases, the parties were using the Eye-Net™ application installed on their cellular phones and received real-time alerts in order to prevent a collision. The second part of the trial tested the integration of the Eye-Net™ system with NoTraffic’s smart infrastructure system in accident-simulated scenarios where only one of the vehicles involved was connected to the Eye-Net™ system. NoTraffic’s system, which was installed at the intersection, identified the non-connected driver or pedestrian using a smart sensor, and transmitted the information to the driver using the Eye-Net™ system, in order to prevent a collision.

In all scenarios, Foresight met all the pre-defined objectives and indicators for the real-time use of the Eye-Net™ system in a manner that enabled all road users to brake safely and on time. During the trial, the information was streamed in real time to the control center onsite and displayed the location and time of occurrence of the simulated collisions on a map, as well as the classification of the road users involved.

“We were pleased to have the opportunity to introduce our company’s innovative system and collaborate with NoTraffic and the Ashdod Municipality, which, like Foresight, are entities that promote innovation and the use of advanced technologies in the field of accident prevention,” said Haim Siboni, CEO of Foresight. “This collaboration enabled us to test our ability to integrate with smart infrastructure in order to reduce the number of accidents in an urban environment. Integration with the NoTraffic system enabled Foresight to examine a variety of realistic scenarios, all of which presented impressive results. We intend to continue the development process in order to achieve extensive exposure for our company’s unique, life-saving technology.”

“The city of Ashdod, led by Dr. Yechiel Lasry, continues to promote the concept of smart transportation in order to improve the safety of the city’s residents,” said Dr. Smadar Itzkovich, Head of Industrial Development & Ashdod Smart Mobility Living Lab. “The trial was first of its kind and demonstrated how ’smart’ communication between vehicles, pedestrians and traffic lights can identify and alert all road users of an upcoming collision. The trial results proved that the number of accidents can be significantly reduced. This is another step for the Ashdod Smart Mobility Living Lab in promoting smart transportation at the national and international levels.”

“We are glad to have the privilege to cooperate with Foresight and the Ashdod Municipality – two entities that are making every effort to promote smart transportation in Israel and abroad,” said Tal Kreisler, CEO of NoTraffic. “The trial was a breakthrough in the field of smart transportation and presents, for the first time, collaboration between infrastructure and road users in order to make the world a safer place where accidents are not commonplace. This is a significant milestone that sets the basis for preparing the roads for a connected and autonomous world by using advanced technology that can be deployed today. The scenarios demonstrated in the trial are based on recent fatal accidents of connected and autonomous vehicles that could be avoided in the future using the unique technology developed by NoTraffic.”

Foresight recently announced that it signed an agreement with Tamda Ltd. (TASE: TMDA) in order to merge its Eye-Net™-related activities into Tamda.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems and V2X cellular-based solutions for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company estimates that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

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About Ashdod Municipality and Ashdod Smart Mobility Living Lab Project

In recent years, the city of Ashdod has been promoting the Ashdod Smart Mobility Living Lab, in cooperation with MIT, which focuses on the use of urban space for the implementation of advanced technologies for smart and autonomous transportation.

The purpose of the project is primarily to increase road safety and to encourage the use of public and cooperative transportation. In addition, a technological and legal infrastructure was established to promote cooperation with academic institutions and technological companies such as Mobileye, Microsoft, ITURAN, etc.

About NoTraffic

NoTraffic Ltd. develops a traffic management platform that optimizes traffic lights in real-time based on smart sensors, and prepares the road infrastructure for the connected and autonomous era. The platform is powered by integrating data from proprietary computer vision algorithms and data collected through vehicle-to-infrastructure (V2I) communication

Advanced artificial intelligence (AI) algorithms identify and track all road users, including pedestrians, and optimize the traffic signals while considering nearby intersection traffic. The system enables cities to implement their traffic policy in a seamless way and operates autonomously in order to maximize traffic flow, reduce congestion, prioritize different types of vehicles, and prevent accidents. www.notraffic.tech

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that it intends to continue the development process in order to achieve extensive exposure for the company’s unique, life-saving technology, and the closing of the merger agreement with Tamda, if at all. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

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